Exhibit 99.1

Zymeworks Reports Third Quarter 2017 Financial Results and
Provides Business Update

Vancouver, Canada, (November 8, 2017) – Zymeworks Inc. (NYSE/TSX: ZYME), a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, today reported financial results for the third quarter ended September 30, 2017.

“During the third quarter, we provided an update on our ongoing Phase 1 clinical trial of ZW25 where we continued to see impressive single agent anti-tumor activity, including a partial response at each weekly dosing cohort,” said Ali Tehrani, Ph.D., Zymeworks’ President & CEO. “Our strategic partners also continued advancing their therapeutic candidates developed using our Azymetric™ bispecific platform.  Recent successes by Merck and Daiichi Sankyo further validate the value of our technology platform for developing next-generation best-in-class therapeutics.”

Third Quarter Business Highlights and Recent Developments

•
Zymeworks received a milestone payment of one million dollars from Daiichi Sankyo based on the achievement of a research milestone for an immuno-oncology bispecific antibody candidate under their collaboration.

•
Merck notified Zymeworks of its plans to advance, into preclinical development, a bispecific antibody candidate developed in collaboration with Zymeworks using Zymeworks’ proprietary Azymetric™ and EFECT™ platforms.

•
Additional safety and anti-tumor activity data from Zymeworks’ ongoing Phase 1 study of ZW25 was presented at the European Society for Medical Oncology (“ESMO”) 2017 Congress. The dose escalation portion of the Phase 1 trial is now complete and new expansion cohorts have begun enrolling.

Financial Results for the Third Quarter Ended September 30, 2017

All amounts are in U.S. dollars. Zymeworks’ unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) used in the United States.
Revenues for the three months ended September 30, 2017 were $0.1 million compared to $2.2 million for the same period of 2016. The decrease in collaboration revenue between the periods was due to a non-recurring $2.0 million upfront technology access fee from Daiichi Sankyo received in 2016. Collaboration revenues are expected to vary based on the timing of new partnerships and research progress within existing programs.

Research and development expenditures for the three months ended September 30, 2017 were $11.5 million, compared to $9.8 million for the same period in 2016. The $1.7 million increase in research and development expenses was primarily due to increased clinical costs for ZW25,  antibody drug conjugate (“ADC”) development, and antibody discovery activities, partially offset by decreased expenses associated with the development of ZW33.

General and administrative expenses for the three months ended September 30, 2017 were $5.3 million compared to $2.7 million for the same period in 2016. General and administrative expenses increased between the periods by $2.6 million primarily due to an increase in compensation costs, professional fees, and recruitment costs.

The net loss for the three months ended September 30, 2017 was $16.2 million. Zymeworks expects research and development expenditures to increase due to the ongoing development of product candidates and other clinical, preclinical, and regulatory activities.

As of September 30, 2017, Zymeworks had $49.1 million in cash and cash equivalents and short-term investments. Zymeworks expects to continue receiving revenue from its existing and future corporate collaborations, including technology access fees, research and development fees for services rendered and milestone-based payments. However, its ability to receive these payments is dependent upon either Zymeworks or its collaborators successfully completing specified research and development activities.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements that relate to Zymeworks' expected research and development expenditures, future revenue payments and other information that is not historical information. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions.  Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. Investors should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Zymeworks Inc.
Condensed Consolidated Statements of Loss and Comprehensive Loss
(in thousands of U.S. dollars except share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Revenue:
Research and development collaborations	119	2,172	1,691	8,777
Operating expenses:
Research and development	11,525	9,759	28,654	27,898
General and administrative	5,291	2,696	13,835	7,437
Impairment on acquired IPR&D	-	768	1,536	768
Total operating expenses	16,816	13,223	44,025	36,103
Loss from operations	(16,697)	(11,051)	(42,334)	(27,326)

Total other income (expense), net	502	(1,091)	(630)	(286)

Loss before income taxes	(16,195)	(12,142)	(42,964)	(27,612)

Provision for income taxes	(50)	(255)	(175)	5,080

Net loss and comprehensive loss	(16,245)	(12,397)	(43,139)	(22,532)

Net loss per common share:
Basic	(0.64)	(0.94)	(2.20)	(1.79)
Diluted	(0.65)	(0.94)	(2.32)	(1.79)

Zymeworks Inc.
Selected Condensed Consolidated Balance Sheet Data
(in thousands of U.S. dollars)
(unaudited)

	September 30,	December 31,
	2017	2016
	(unaudited)

Cash, cash equivalents and short-term investments	49,093	40,261

Working capital	42,521	29,928

Total assets	99,724	93,995

Accumulated deficit	(141,449)	(97,790)

Total shareholders' equity	82,578	9,002

Contact:

Zymeworks Inc.
Investor Inquiries:
Ryan Dercho, Ph.D.
(604) 678-1388
ir@zymeworks.com

Media Inquiries:
Angela Bitting
(925) 202-6211
a.bitting@comcast.net